Exhibit 99.1

ADC Therapeutics Announces Online Publication of LOTIS-2 Results in

The Lancet Oncology

Recent FDA approval of ZYNLONTA™ (loncastuximab tesirine-lpyl) was based on data from LOTIS-2

ZYNLONTATM demonstrated substantial single-agent activity, durable responses and an acceptable safety profile in broad population of difficult-to-treat patients with relapsed or refractory DLBCL

LAUSANNE, Switzerland, May 12, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company leading the development of novel antibody drug conjugates (ADCs) to treat hematological malignancies and solid tumors, today announced that results of LOTIS-2, a multicenter, open-label, single-arm Phase 2 clinical trial evaluating the safety and efficacy of single-agent ZYNLONTATM in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) following two or more systemic treatments, have been published online in The Lancet Oncology.

“Patients with relapsed or refractory DLBCL who have been heavily pretreated and have difficult-to-treat disease represent an urgent area of medical need that newly approved ZYNLONTA is now able to address,” said Paolo F. Caimi, MD, University Hospitals Cleveland Medical Center and Case Comprehensive Cancer Center, Case Western Reserve University and lead author of The Lancet Oncology paper. “The LOTIS-2 study established that ZYNLONTA demonstrated substantial single-agent activity and produced durable responses with an acceptable safety profile in this patient population.”

LOTIS-2 enrolled 145 patients, including those with high-risk characteristics for poor prognosis, such as double-/triple-hit, transformed, and primary refractory DLBCL. Key results include:

•	Overall response rate (ORR) was 48.3% (70/145 patients), including a 24.1% (35/145 patients) complete response rate and 24.1% (35/145 patients) partial response (PR) rate

•	Median time to first response, analyzed post-hoc, was 41 days

•	Median duration of response was 10.3 months (as of the data cut)

•	Durable responses in high-risk patient groups included 46.2% (6/13 patients) ORR in those who had progression after prior CAR-T therapy, 33.3% (5/15 patients) ORR in double or triple hit and 44.8% (13/29 patients) ORR in transformed DLBCL

•	ZYNLONTA demonstrated an acceptable safety profile. The most common Grade ≥3 treatment-emergent adverse events were neutropenia (25.5%), thrombocytopenia (17.9%), and increased gamma-glutamyltransferase (16.6%)

“We are proud to have the results of our LOTIS-2 trial published in a prestigious peer-reviewed journal,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer at ADC Therapeutics. “On the heels of the FDA approval, this further reinforces the value of ZYNLONTA as the first CD19-targeted ADC single-agent treatment for relapsed or refractory DLBCL and the potential for it to become the standard-of-care for 3L+ DLBCL patients in need of new treatment options.”

The study can be found on The Lancet Oncology’s website at: http://www.thelancet.com/journals/lanonc/article/PIIS1470-2045(21)00139-X/fulltext.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA™ (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in late-stage clinical trials in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, the Company has multiple PBD-based ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA™ is a trademark of ADC Therapeutics SA.

About ZYNLONTA™ (loncastuximab tesirine-lpyl)

ZYNLONTATM is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

The FDA approval was based on data from LOTIS-2, a large (n=145) Phase 2 multinational, single-arm clinical trial of ZYNLONTA for the treatment of adult patients with r/r DLBCL following two or more prior lines of systemic therapy. Results from the trial demonstrated an overall response rate (ORR) of 48.3% (70/145 patients), which included a complete response (CR) rate of 24.1% (35/145 patients) and a partial response (PR) rate of 24.1% (35/145 patients). Patients had a median time to response of 1.3 months and the median duration of response (mDoR) for the 70 responders was 10.3 months (inclusive of patients who were censored). In a pooled safety population the most common adverse reactions (≥20%) were thrombocytopenia, gamma-glutamyltransferase increased, neutropenia, anemia, hyperglycemia, transaminase elevation, fatigue, hypoalbuminemia, rash, edema, nausea and musculoskeletal pain. In LOTIS-2, the most common (≥10%) grade ≥3 treatment-emergent adverse events were neutropenia (26.2%), thrombocytopenia (17.9%), gamma-glutamyltransferase increased (17.2%) and anemia (10.3%).

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

Important Safety Information

WARNINGS AND PRECAUTIONS

Effusion and Edema

Serious effusion and edema occurred in patients treated with ZYNLONTA. Grade 3 edema occurred in 3% (primarily peripheral edema or ascites) and Grade 3 pleural effusion occurred in 3% and Grade 3 or 4 pericardial effusion occurred in 1%.

Monitor patients for new or worsening edema or effusions. Withhold ZYNLONTA for Grade 2 or greater edema or effusion until the toxicity resolves. Consider diagnostic imaging in patients who develop symptoms of pleural effusion or pericardial effusion, such as new or worsened dyspnea, chest pain, and/or ascites such as swelling in the abdomen and bloating. Institute appropriate medical management for edema or effusions.

Myelosuppression

Treatment with ZYNLONTA can cause serious or severe myelosuppression, including neutropenia, thrombocytopenia, and anemia. Grade 3 or 4 neutropenia occurred in 32%, thrombocytopenia in 20%, and anemia in 12% of patients. Grade 4 neutropenia occurred in 21% and thrombocytopenia in 7% of patients. Febrile neutropenia occurred in 3%.

Monitor complete blood counts throughout treatment. Cytopenias may require interruption, dose reduction, or discontinuation of ZYNLONTA. Consider prophylactic granulocyte colony-stimulating factor administration as applicable.

Infections

Fatal and serious infections, including opportunistic infections, occurred in patients treated with ZYNLONTA. Grade 3 or higher infections occurred in 10% of patients, with fatal infections occurring in 2%. The most frequent Grade ≥3 infections included sepsis and pneumonia.

Monitor for any new or worsening signs or symptoms consistent with infection. For Grade 3 or 4 infection, withhold ZYNLONTA until infection has resolved.

Cutaneous Reactions

Serious cutaneous reactions occurred in patients treated with ZYNLONTA. Grade 3 cutaneous reactions occurred in 4% and included photosensitivity reaction, rash (including exfoliative and maculo-papular), and erythema.

Monitor patients for new or worsening cutaneous reactions, including photosensitivity reactions. Withhold ZYNLONTA for severe (Grade 3) cutaneous reactions until resolution. Advise patients to minimize or avoid exposure to direct natural or artificial sunlight including exposure through glass windows. Instruct patients to protect skin from exposure to sunlight by wearing sun-protective clothing and/or the use of sunscreen products. If a skin reaction or rash develops, dermatologic consultation should be considered.

Embryo-Fetal Toxicity

Based on its mechanism of action, ZYNLONTA can cause embryo-fetal harm when administered to a pregnant woman because it contains a genotoxic compound (SG3199) and affects actively dividing cells.

Advise pregnant women of the potential risk to a fetus. Advise females of reproductive potential to use effective contraception during treatment with ZYNLONTA and for 9 months after the last dose. Advise male patients with female partners of reproductive potential to use effective contraception during treatment with ZYNLONTA and for 6 months after the last dose.

ADVERSE REACTIONS

In a pooled safety population of 215 patients (Phase 1 and LOTIS-2), the most common (>20%) adverse reactions, including laboratory abnormalities, were thrombocytopenia, increased gamma-glutamyltransferase, neutropenia, anemia, hyperglycemia, transaminase elevation, fatigue, hypoalbuminemia, rash, edema, nausea, and musculoskeletal pain.

In LOTIS-2, serious adverse reactions occurred in 28% of patients receiving ZYNLONTA. The most common serious adverse reactions that occurred in ≥2% receiving ZYNLONTA were febrile neutropenia, pneumonia, edema, pleural effusion, and sepsis. Fatal adverse reactions occurred in 1%, due to infection.

Permanent treatment discontinuation due to an adverse reaction of ZYNLONTA occurred in 19% of patients. Adverse reactions resulting in permanent discontinuation of ZYNLONTA in ≥2% were gamma-glutamyltransferase increased, edema, and effusion.

Dose reductions due to an adverse reaction of ZYNLONTA occurred in 8% of patients. Adverse reactions resulting in dose reduction of ZYNLONTA in ≥4% was gamma-glutamyltransferase increased.

Dosage interruptions due to an adverse reaction occurred in 49% of patients receiving ZYNLONTA. Adverse reactions leading to interruption of ZYNLONTA in ≥5% were gamma-glutamyltransferase increased, neutropenia, thrombocytopenia, and edema.

You may report side effects to the FDA at (800) FDA-1088 or www.fda.gov/medwatch. You may also report side effects to ADC Therapeutics at 1-855-690-0340.

Please see full Prescribing Information at www.ZYNLONTA.com for ZYNLONTA.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, addressable patient population, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

CONTACTS

Investors
Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

Tel.: +44 7879 627205

Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
Tel.: +1 917 288 7023

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
Tel: +41 (0) 43 268 3231

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6 Degrees
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